Filed Pursuant to Rule 424(b)(5)
Registration No. 333-107929

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT	Subject to Completion	September 11, 2003

(To Prospectus dated September 8, 2003)

9,000,000 Shares

Common Shares

We are offering all 9,000,000 common shares offered by this prospectus supplement.

Our common shares are traded on the Nasdaq National Market under the symbol “XOMA.” On September 8, 2003, the last reported sale price of our common shares on the Nasdaq National Market was $9.40 per share.

Investing in our common shares involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common shares under the heading “Risk factors” beginning on page S-8 of this prospectus supplement and on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share		Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase from us up to 1,350,000 additional common shares at the public offering price less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

The underwriters are offering our common shares as described in “Underwriting.” Delivery of the shares will be made on or about September     , 2003.

Sole Book-Running Manager UBS Investment Bank
CIBC World Markets U.S. Bancorp Piper Jaffray
Adams, Harkness & Hill, Inc.	Jefferies & Company, Inc.	ThinkEquity Partners

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither the delivery of this prospectus supplement nor the sale of common shares means that information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. These documents do not constitute an offer to sell or solicitation of an offer to buy these common shares in any circumstance under which the offer or solicitation is unlawful.

Prospectus supplement summary

This summary highlights information contained in this prospectus supplement and the accompanying prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common shares. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk factors” sections and the information incorporated by reference, before making an investment decision.

BUSINESS OVERVIEW

We are a biopharmaceutical company that develops and manufactures recombinant antibodies and other protein products to treat immunological and inflammatory disorders, cancer, and infectious diseases. Our most advanced therapeutic program is Raptiva™ (Efalizumab), a humanized anti-CD11a monoclonal antibody that we are developing with Genentech, Inc. (Genentech) to treat immune system disorders. Raptiva™ is being evaluated for approval by the U.S. Food and Drug Administration (FDA) to treat adult patients with moderate-to-severe plaque psoriasis. Psoriasis occurs when new skin cell growth rapidly accelerates, resulting in thick, red, scaly, inflamed patches on the skin surface. On September 9, 2003, the FDA’s Dermatologic and Opthalmic Drug Advisory Committee (DODAC) voted unanimously (11-0) to recommend that Raptiva™ be approved for the treatment of moderate-to-severe plaque psoriasis in adults age 18 or older. Genentech has granted Serono S.A. (Serono) exclusive marketing rights to Raptiva™ outside the U.S. and Japan. In January of 2003, we announced initiation of a Phase II study to evaluate Raptiva™ as a possible treatment for patients with psoriatic arthritis.

In addition to Raptiva™, we have the following product candidates: MLN2201 (formerly MLN01), which is in a Phase I clinical trial for inflammatory vascular indications; ING-1, which is in Phase I studies for advanced adenocarcinomas; and NEUPREX®, which has been tested in severe pediatric meningococcemia, Crohn’s disease and other indications. We are also evaluating a number of other product candidates in a preclinical setting, including CAB-2 for inflammatory vascular indications, XMP.629 as a treatment for acne, and anti-angiogenic compounds with potential application for treating retinal disorders.

We leverage our preclinical, process development, manufacturing, quality and clinical development capabilities by developing our proprietary products and also by entering into agreements to collaborate on the development of other companies’ products. We also have proprietary technologies relating to recombinant antibodies and proteins, including bacterial cell expression systems and our Human Engineering™ method for creating human-like antibodies. These technologies are available for licensing and are also used in our own development programs.

KEY PRODUCTS AND DEVELOPMENT PROGRAMS

Raptiva™

Our most advanced therapeutic program is Raptiva™, which we are developing with Genentech. On September 9, 2003, an FDA advisory committee unanimously (11-0) recommended that Raptiva™ be approved for the treatment of moderate-to-severe plaque psoriasis in adults age 18 or older. The FDA advisory committee’s recommendation was based on data from four randomized, placebo-controlled Phase III studies. The Biologics License Application (BLA) submitted to the FDA included data on more than 2,700 patients treated with Raptiva™. The Phase III trials were designed to evaluate the safety and efficacy of Raptiva™ as a potential treatment for moderate-to-severe plaque psoriasis. The studies had a primary efficacy endpoint of 75 on the Psoriasis Area and Severity Index (PASI), measuring the proportion of patients achieving a 75% or greater PASI score improvement. Data presented at the advisory committee hearing included efficacy data for 12 and 24 weeks of treatment.

➢	At week 12 of the pivotal, randomized, double blind, placebo-controlled Phase III study, 27% (98/369) of the patients receiving Raptiva™ achieved PASI 75 and 59% (216/369) of patients achieved a 50% or greater PASI improvement (PASI 50).

➢	At 24 weeks of the open-label, extended treatment period following the first 12 weeks of treatment, 44% (161/369) of patients who had received at least one dose of Raptiva™ during the first 12 weeks achieved PASI 75 and 66% (245/369) of patients achieved PASI 50.

Although the FDA is not bound by the recommendations of its advisory committees, it generally follows their advice. We and Genentech will continue discussions with the FDA regarding product labeling and post-marketing commitments. An FDA response on the Raptiva™ BLA is expected by October 27, 2003.

Raptiva™ is a T-cell modulator designed to selectively and reversibly block the activation of T-cells that cause psoriasis. In clinical trials, Raptiva™ demonstrated rapid onset of action in the reduction of symptoms associated with psoriasis, including a reduction in the thickness, scaling and redness of skin lesions, or plaques. The therapy was administered once weekly via subcutaneous injection, and in several of the trials, was self-administered by patients at home.

In January of 2003, we and Genentech initiated a Phase II study to evaluate Raptiva™ in patients with psoriatic arthritis. Enrollment has been completed in this ongoing study. We and Genentech continue to assess additional indications for Raptiva™.

Genentech has granted Serono exclusive marketing rights to Raptiva™ outside the U.S. and Japan. In February of 2003, Serono announced the filing of an application for European Union approval of Raptiva™ in moderate-to-severe plaque psoriasis.

In April of 1996, we and Genentech entered into an agreement for the development of Raptiva™. In April of 2003, we announced that we had entered into amended and expanded agreements related to the collaboration, to reflect the current understandings between the companies. The agreements call for us to receive 25% of future U.S. operating profits from sales of Raptiva™ and to absorb 25% of any losses from such sales. We are also entitled to a royalty on Raptiva™ sales outside the U.S. The agreements also give us the option to co-promote this product in the United States. The agreements call for Genentech to finance our share of development costs up to a maximum of $80 million via a convertible subordinated loan (Development Loan), and our share of pre-launch marketing and sales costs up to a maximum of $15 million via an additional loan facility (Commercial Loan). The loans are repayable no later than 90 days after product approval. The Development Loan can be paid in cash or equity, at our option, based on a formula reflecting the then prevailing market price of our common shares. Payment of up to $40 million of the Development Loan may be deferred, at our option, and paid with our share of U.S. operating profits from Raptiva™. As of June 30, 2003, the balance of the Development Loan was $69.6 million and the balance of the Commercial Loan was $5.3 million.

We are aware of a portfolio of patents held by Protein Design Laboratories, Inc. relating to the humanization of antibodies, which may or may not apply to Raptiva™. We understand that Genentech has rights related to this portfolio. There have been press reports concerning discussions between Genentech and Protein Design Laboratories, Inc. regarding these rights, and we do not know how the outcome of these discussions will affect us.

MLN2201 and CAB-2

We are developing MLN2201 and CAB-2 for certain vascular inflammation indications pursuant to a collaboration agreement with Millennium Pharmaceuticals, Inc. (Millennium) that was announced in

November of 2001. MLN2201 is a humanized monoclonal antibody that inhibits inflammatory responses by blocking the attachment of Beta 2 integrins to their adhesion molecules and is being developed for conditions related to inflammation of the heart and blood vessels. In June of 2003, we announced initiation of a Phase I clinical trial of MLN2201. This open-label, dose-escalating study will evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of MLN2201 in healthy volunteers, who will each receive a single intravenous infusion, followed by monitoring and evaluation. CAB-2 is a recombinant fusion protein that inhibits complement activation. CAB-2 continues in preclinical testing, and if successful, we are targeting the initiation of clinical testing in late 2003.

BPI-Based Products

We are developing novel therapeutic products derived from a recombinant bactericidal/permeability-increasing protein (rBPI). rBPI is a genetically engineered version of a human host-defense protein found in white blood cells. rBPI kills bacteria and enhances the activity of antibiotics, in many cases reversing bacterial resistance to the antibiotic. rBPI also has anti-inflammatory properties. Furthermore, rBPI inhibits the function of multiple growth factors involved in blood vessel formation and angiogenesis (growth of new blood vessels). Angiogenesis is an essential component of inflammation and solid tumor growth as well as diseases such as retinopathies.

NEUPREX® is a fragment of rBPI. We completed a Phase III efficacy clinical trial in 1999, testing NEUPREX® in severe pediatric meningococcemia, but the data from the trial were determined not to be sufficient to file for regulatory approval. Further development of this product continued under a license agreement with a division of Baxter Healthcare Corporation (Baxter). In July of 2003, our licensing arrangement with Baxter for NEUPREX® was terminated, and the rights returned to us. Future development plans are under review.

We are also developing BPI-derived anti-angiogenic compounds with potential application for treating retinal disorders. Results of in vitro and in vivo studies conducted by Joslin Diabetes Center at Harvard University (Joslin), presented in April of 2001 and published in February of 2002, showed that compounds derived from BPI inhibit the function of multiple growth factors involved in blood vessel formation and angiogenesis in the retina while sparing key retinal cells (pericytes). These data suggest that these compounds may have potential for treating retinal disorders. We are conducting further research together with Joslin.

XMP.629 is a BPI-derived topical anti-infective compound that is in preclinical testing as a treatment for acne. Acne is triggered by common human pathogens, Propionibacterium acnes — bacteria that are considered the primary cause of inflammatory lesions associated with acne and are often isolated from various topical infections. Subject to successful conclusion of this preclinical testing and agreement with the FDA, we intend to initiate Phase I clinical testing of the compound.

ING-1

ING-1 is a Human Engineered™ recombinant monoclonal antibody that binds with high affinity to an antigen expressed on epithelial cell cancers (breast, colorectal, prostate and others) that is designed to destroy cancer cells by recruiting the patient’s own immune system. Enrollment has been completed in two Phase I studies testing intravenous administration in advanced adenocarcinoma patients, which showed safety and tolerability results that supported further clinical development. An additional Phase I study with subcutaneous administration is ongoing. Further product development efforts and planning for future collaborative arrangements will be determined based on the results of these studies. The ING-1 monoclonal antibody incorporates our patented Human Engineering™ technology, designed to reduce immunogenicity.

OUR PRODUCT PORTFOLIO

The following table summarizes products currently in development, highlighting indications, FDA regulatory status and names of collaborators, if any:

Program	Description	Indication	Status	Collaborator

Raptiva™ (Efalizumab)	Humanized anti-CD11a monoclonal antibody	Moderate-to-severe plaque psoriasis	BLA Submitted	Genentech

		Psoriatic arthritis	Phase II	Genentech

NEUPREX® (Opebacan)	IV formulation of rBPI21, a fragment of rBPI	Various	Phase II*	None

ING-1	Human Engineered™ antibody to Ep-CAM	Adenocarcinomas	Phase I	None

MLN2201	Humanized monoclonal antibody	Vascular inflammation indications	Phase I	Millennium

CAB-2	Recombinant fusion protein complement inhibitor	Cardiopulmonary bypass surgeries	Preclinical	Millennium

Other BPI- Derived Compounds	XMP.629 topical antibacterial protein fragment	Acne	Preclinical	None

	Anti-angiogenic compounds	Retinal disorders	Preclinical	None

*	We have conducted several Phase II and Phase III trials and are reviewing future development plans.

OUR STRATEGY

Our strategy is to develop and manufacture recombinant antibodies and other protein products to treat immunological and inflammatory disorders, cancer and infectious diseases while leveraging our development and manufacturing infrastructure through collaborations with other companies and research institutions. The principal elements of this strategy are to:

Develop and successfully commercialize Raptiva™

Along with our collaborator Genentech, we are seeking to develop Raptiva™ for the treatment of psoriasis, psoriatic arthritis and other indications. We believe that we will benefit from Genentech’s marketing organization, which has extensive experience marketing drugs to well-defined patient populations with chronic and acute diseases.

Continue to build a portfolio of medically-important product candidates

We are developing a pipeline of product candidates in various stages of clinical and preclinical development in a variety of therapeutic areas. We believe this strategy may increase the likelihood of successful product commercialization, while reducing our exposure to the risk inherent in the development of any one drug or focusing on a single therapeutic area. We currently have one product under evaluation by the FDA for marketing approval, one product that has completed Phase II clinical trials in multiple indications, two products in Phase I clinical trials and additional products in preclinical development.

Seek to license or acquire complementary products and technologies

We intend to supplement our internal drug discovery efforts through the acquisition of products and technologies that complement our internal product development strategy. We intend to continue to identify, evaluate and pursue the licensing or acquisition of other strategically valuable products and technologies.

Leverage our core competencies

We believe that we have significant expertise in recombinant protein development and production, which we have used to establish a strong platform for the development of antibody and other protein-related pharmaceutical products. We intend to leverage these competencies to develop high-value products for markets with important unmet medical needs. When strategically advantageous, we may seek marketing arrangements for the further advancement of our product candidates.

RECENT DEVELOPMENTS

On September 9, 2003, the DODAC voted unanimously (11-0) to recommend that Raptiva™ be approved for the treatment of moderate-to-severe plaque psoriasis in adults age 18 or older. Although the FDA is not bound by the recommendations of its advisory committees, it generally follows their advice. Genentech and we will continue discussions regarding product labeling and post-marketing commitments. An FDA response on the Raptiva™ BLA is expected by October 27, 2003.

The offering

Common shares we are offering	9,000,000 shares

Common shares to be outstanding after this offering	81,629,589 shares

Nasdaq National Market symbol	XOMA

Use of proceeds	We expect to use the net proceeds from this offering for general corporate purposes, including current research and development projects, the development or acquisition of new products or technologies, equipment acquisitions, general working capital and operating expenses. We may use some of the net proceeds of this offering to repay a portion or all of our outstanding notes payable to Genentech and Millennium. See “Use of proceeds.”

The number of shares that will be outstanding after this offering is based on the number of shares outstanding as of September 8, 2003, assumes no exercise of the underwriters’ over-allotment option to purchase an additional 1,350,000 common shares and excludes:

➢	our common shares issuable upon the exercise of share options outstanding, of which there were 5,718,950 outstanding as of June 30, 2003, with a weighted average exercise price of $5.35 per share;

➢	our common shares issuable upon the conversion of our outstanding convertible notes payable to Genentech and Millennium. As of June 30, 2003, approximately $5.2 million of debt payable to Millennium and approximately $69.6 million of notes payable to Genentech were convertible into our common shares at our option. To the extent we elect to repay this debt with our common shares, we would issue common shares at a conversion price to be calculated at the time of payment based on the fair market value of our common shares at the time of election; and

➢	700,000 of our common shares issuable upon exercise of outstanding warrants, with a weighted average exercise price of $5.55 per share.

Summary consolidated financial data

We have derived our consolidated statement of operations data for the years ended December 31, 2000, 2001 and 2002 from our audited consolidated financial statements incorporated by reference in this prospectus supplement. We have derived our consolidated balance sheet data as of June 30, 2003 and consolidated statement of operations data for each of the six months ended June 30, 2002 and 2003 from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement. The unaudited consolidated financial statement data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2003. You should read the summary financial data set forth below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement.

	Year ended December 31,			Six months ended June 30,
Consolidated statement of operations data:	2000	2001	2002	2002	2003

(In thousands, except per share amounts)
Total revenues	$6,659	$17,279	$29,949	$13,946	$5,525
Operating costs and expenses:
Research and development	30,006	35,929	42,621	20,694	25,484
Marketing, general and administrative	6,069	8,681	19,405	8,698	8,603

Loss from operations	(29,416)	(27,331)	(32,077)	(15,446)	(28,562)

Other income (expense), net	4	(709)	(1,170)	(638)	(592)

Net loss(1)	$(29,412)	$(28,040)	$(33,247)	$(16,084)	$(29,154)

Net loss per common share	$(0.45)	$(0.41)	$(0.47)	$(0.23)	$(0.41)

	As of June 30, 2003
Consolidated balance sheet data:	Actual	As adjusted(2)

(In thousands)
Cash, cash equivalents and short-term investments	$29,538	$108,562
Working capital	16,726	95,750
Total assets	55,438	134,462
Notes payable, long-term portion	74,877	74,877
Accumulated deficit	(570,030)	(570,030)
Shareholders’ equity (net capital deficiency)	(35,712)	43,312

(1)	In 2002 and 2001, net loss includes approximately $7.0 million and $1.9 million, respectively, in legal expenses related to our litigation with Biosite Incorporated and certain shareholder litigation. The litigation matters to which these expenses related were settled or otherwise resolved in 2002.
(2)	As adjusted to reflect the receipt of the estimated net proceeds from the sale of common shares in this offering at an assumed offering price of $9.40 per share.

Risk factors

You should carefully consider the following factors and other information in this prospectus supplement and the accompanying prospectus before deciding to invest in our common shares. You should also consider carefully the other information contained, or incorporated by reference, in this prospectus supplement or the accompanying prospectus. The actual results of our business could differ materially from those described as a result of the risks and uncertainties described below and elsewhere. In such case, the trading price of our common shares could decline, and you may lose all or part of the money you paid to buy our common shares.

We May Not Obtain FDA Approval Of Raptiva™. Even If We Obtain Approval, Additional Studies Or Other Work May Be Required.

Even though an advisory committee has recommended that the FDA approve Raptiva™ for the treatment of moderate to severe plaque psoriasis in adults, the FDA is not required to follow the recommendations of its advisory committees, and the FDA may determine not to grant this approval. This recommendation was made on September 9, 2003. We do not know whether or when this approval will be granted.

Even if the FDA approves Raptiva™, it may require post-approval studies or other post-marketing commitments. We do not know what these studies may involve, what form these commitments may take or how much these matters may cost.

We Have Broad Discretion In Determining How To Use The Proceeds Of This Offering; To The Extent We Elect Not To Use These Proceeds To Repay Our Debt To Genentech, We May Issue Additional Common Shares And Dilute The Interests Of Our Existing Shareholders.

We have not determined the amounts we plan to spend on any of the areas listed in “Use of proceeds” or the timing of such expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering, and may spend the proceeds in ways with which our shareholders may not agree. Pending application of the net proceeds as described in “Use of proceeds”, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our shareholders.

In addition, we may elect to use some of the net proceeds from this offering to repay some or all of our outstanding notes payable to Genentech and Millennium. Approximately $74.9 million of notes payable to Genentech were outstanding as of June 30, 2003, which will mature on the earlier of April 2005 (except for advances made after April 2003, which mature on the second anniversary of the date(s) of the advances) or within 90 days after FDA approval of Raptiva™, which may occur before the end of 2003. Approximately $5.2 million of debt payable to Millennium was outstanding as of June 30, 2003, which will mature in February 2004. However, we have the right to repay a significant portion (approximately $69.6 million of the notes payable to Genentech as of June 30, 2003 and all of the debt payable to Millennium) of such debt using our common shares. To the extent we elect to put the net proceeds of this offering to other uses and repay the Genentech or Millennium debt with our common shares, we would issue common shares at a conversion price to be calculated at the time of payment based on the fair market value of our common shares at the time of election.

The Terms Of Our Financing Arrangements With Genentech and Millennium Could Result In The Issuance Of A Significant Number Of Common Shares Shortly After This Offering.

Most of the debt we owe to Genentech is repayable in cash or, at our option, in equity securities convertible into our common shares. We have agreed with Genentech that if we issue securities to them in repayment of this debt we will file a registration statement with the Securities and Exchange

Risk factors

Commission registering resales by Genentech. The debt we owe Genentech is due no later than 90 days after FDA approval of Raptiva™, although repayment of $40 million of this debt may, at our option, be deferred. An FDA response on the Raptiva™ BLA is expected by October 27, 2003, and we estimate that at that time we would owe Genentech approximately $75 million in debt that can be repaid with our equity. If Raptiva™ is approved, we may elect at any time during the 90 days after approval to repay our debt to Genentech with our equity, and announce such election, although we have agreed with the underwriters in this offering not to complete the issuance of equity or file a registration statement covering its resale during the 90-day period following the date of this prospectus supplement without the prior written consent of UBS Securities LLC. Any such election could result in our issuance of a substantial number of common shares.

Pursuant to our financing arrangement with Millennium, we have the option to issue up to $38.5 million worth of common shares (including shares issuable upon conversion of $5.0 million of outstanding convertible debt) to Millennium through February 2005. The amount issuable in the remainder of 2003 could be $9.0 million. The number of shares to be issued will be based on a price to be calculated at the time of issuance.

Our election to issue these shares, or speculation that we may do so, could adversely affect the market price of our shares.

Special note regarding forward-looking statements

Some of the statements made in this prospectus supplement and the accompanying prospectus are forward-looking in nature, including those relating to the relative size of our net loss for 2003, the sufficiency of our cash resources, the FDA advisory committee recommendation and the BLA review time frame, as well as other statements related to current plans for product development (including the progress of clinical trials and the regulatory process and the timing of clinical trials and regulatory filings and approvals) and existing and potential collaborative and licensing relationships, or that otherwise relate to future periods and other statements that are not historical facts. The words “believe,” “plan,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. They apply only as of the date of this prospectus supplement except that statements incorporated by reference from previously filed reports apply as of the date made. The occurrence of the events described, and the achievement of the intended results, depend on many events, some or all of which are not predictable or not within our control. Actual results may differ materially from those anticipated in any forward-looking statements. Many risks and uncertainties are inherent in the biopharmaceutical industry. Others are more specific to our business. Many of the significant risks related to our business are described in this prospectus supplement. These include, among others, the actual loss for 2003 could be higher depending on revenues from licensees and collaborators, the size and timing of expenditures and whether there are unanticipated expenditures; the sufficiency of cash resources could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated or if funds are not available on acceptable terms; and regulatory approvals could be delayed or denied as a result of safety or efficacy issues regarding the products being tested, action, inaction or delay by the FDA, European or other regulators, or their advisors, or issues relating to analysis or interpretation by, or submission to, these entities or others of scientific data. These and other risks, including those related to the results of pre-clinical testing, the design and progress of clinical trials, changes in the status of the existing collaborative relationships, availability of additional licensing or collaboration opportunities, the timing or results of pending and future clinical trials, the ability of collaborators and other partners to meet their obligations, market demand for products, actions by the FDA or the U.S. Patent and Trademark Office, scale-up and marketing capabilities, competition, international operations, share price volatility, our financing needs and opportunities, uncertainties regarding the status of biotechnology patents, uncertainties as to the costs of protecting intellectual property and risks associated with our status as a Bermuda company are described in more detail in “Risk Factors” in this prospectus supplement and the accompanying prospectus. We undertake no obligation to publicly update any forward-looking statements, regardless of any new information, future events or other occurrences. We advise you, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q and 8-K.

Use of proceeds

The net proceeds from our sale of the 9,000,000 common shares we are offering are estimated to be approximately $79.0 million ($91.0 million if the underwriters’ over-allotment option is exercised in full) after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, including current research and development projects, the development of new products or technologies, equipment acquisitions, general working capital and operating expenses. We may use a portion of the net proceeds of this offering to repay some or all of our outstanding notes payable to Genentech and Millennium pursuant to our existing collaboration arrangements. As of June 30, 2003, there was approximately $74.9 million of debt payable to Genentech, bearing interest at that time at 2.38% per year. This debt matures on the earlier of April 2005 (except for advances made after April 2003, which mature on the second anniversary of the date(s) of the advances) or within 90 days after FDA approval of Raptiva™, which may occur before the end of 2003. As of June 30, 2003, there was approximately $5.2 million of debt payable to Millennium, bearing interest at 2.62% per year, which matures in February 2004.

We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.

Capitalization

The following table sets forth our unaudited cash, cash equivalents and short-term investments and capitalization as of June 30, 2003:

➢	on an actual basis; and

➢	on an as adjusted basis to reflect the receipt of the estimated net proceeds from the sale of common shares in this offering at an assumed offering price of $9.40 per share.

This table should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2003
	Actual	As adjusted

(In thousands, except per share data)
Cash, cash equivalents and short-term investments	$29,538	$108,562

Total liabilities	$91,150	$91,150

Shareholders’ equity (net capital deficiency):
Common shares ($0.0005 par value, 135,000,000 shares—authorized, 72,619,715 shares—actual, 81,619,715 shares—as adjusted)	36	41
Additional paid-in capital	534,054	613,073
Accumulated comprehensive income	228	228
Accumulated deficit	(570,030)	(570,030)

Total shareholders’ equity (net capital deficiency)	(35,712)	43,312

Total capitalization	$55,438	$134,462

The information in the table above does not include:

➢	our common shares issuable upon the exercise of share options outstanding, of which there were 5,718,950 outstanding as of June 30, 2003, with a weighted average exercise price of $5.35 per share;

➢	our common shares issuable upon the conversion of our outstanding convertible notes payable to Genentech and Millennium. As of June 30, 2003, approximately $5.2 million of notes payable to Millennium and approximately $69.6 million of debt payable to Genentech were convertible into our common shares at our option. To the extent we elect to repay this debt with our common shares, we would issue common shares at a conversion price to be calculated at the time of payment based on the fair market value of our common shares at the time of election; and

➢	700,000 of our common shares issuable upon exercise of outstanding warrants, with a weighted average exercise price of $5.55 per share.

Dilution

The net tangible book value of our common shares on June 30, 2003 was a deficiency of approximately $(35.7) million, or $(0.49) per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of our common shares outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of our common shares in this offering and the net tangible book value per share of our common shares immediately afterwards. After giving effect to our sale of the 9,000,000 common shares we are offering through this prospectus supplement, assuming a public offering price of $9.40 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of June 30, 2003 would have been approximately $43.3 million, or $0.53 per share. This represents an immediate increase in net tangible book value of $1.02 per share to existing shareholders and an immediate dilution of $8.87 per share to new investors purchasing our common shares in this offering. The following table illustrates this dilution:

Assumed public offering price per share		$9.40
Net tangible book deficiency per share as of June 30, 2003	$(0.49)
Increase per share attributable to new investors	1.02

Net tangible book value per share after this offering		0.53

Dilution per share to new investors		$8.87

The foregoing table does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options and warrants and the conversion of convertible debt and therefore excludes:

➢	common shares issuable upon the exercise of share options outstanding, of which there were 5,718,950 outstanding as of June 30, 2003, with a weighted average exercise price of $5.35 per share;

➢	common shares issuable upon the conversion of our outstanding convertible notes payable to Genentech and Millennium; and

➢	700,000 of our common shares issuable upon exercise of outstanding warrants, with a weighted average exercise price of $5.55 per share.

Price range of common shares and dividend information

Our common shares (such common shares and the common stock of our predecessor Delaware corporation are referred to in this prospectus supplement as the common shares) trade on the Nasdaq National Market under the symbol “XOMA.” The following table sets forth the quarterly range of high and low reported sale prices of the common shares on the Nasdaq National Market for the periods indicated (in United States dollars):

Year ended December 31, 2001	High	Low

First Quarter	$13.875	$6.031
Second Quarter	17.750	5.313
Third Quarter	17.090	6.740
Fourth Quarter	10.500	6.400

Year ended December 31, 2002	High	Low

First Quarter	$12.190	$7.510
Second Quarter	8.510	3.000
Third Quarter	7.200	3.250
Fourth Quarter	6.250	3.800

Year ending December 31, 2003	High	Low

First Quarter	$ 4.600	$2.840
Second Quarter	8.000	3.790
Third Quarter (through September 8)	10.020	5.040

On September 8, 2003, the last reported sale price of the common shares as reported on the Nasdaq National Market was $9.40 per share. As of September 8, 2003, there were approximately 3,088 record holders of our common shares.

We have not paid dividends on our common equity. We currently do not intend to pay dividends and intend to retain any earnings for use in our business and the financing of our capital requirements for the foreseeable future. The payment of any future cash dividends on our common shares will necessarily be dependent upon our earnings and financial needs, along with applicable legal and contractual restrictions.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

Revenues for the three months ended June 30, 2003 were $2.4 million compared with $4.7 million for the three months ended June 30, 2002, a 49% decrease. This decrease was primarily due to lower recognition of deferred revenue from license fees and milestone payments related to the NEUPREX® license agreement with Baxter as a result of achieving full amortization in the first quarter of 2003 and the fourth quarter of 2002, respectively, and to lower development service revenues from Onyx Pharmaceuticals, Inc. (Onyx). Revenues for the six months ended June 30, 2003 were $5.5 million compared with $13.9 million for the same period of 2002. This decrease was primarily due to lower license fees due from the amortization of deferred revenue mentioned earlier, to lower development service revenues from Onyx, and to a non-recurring $5.0 million license fee from MorphoSys AG recognized in the first quarter of 2002. License fee revenue is expected to be higher in the second half of 2003 including the $11.0 million termination fees associated with Baxter and Onyx. Contract revenue is expected to be lower in the second half of 2003 due to reduced development services for Baxter and Onyx.

Research and development expenses for the three and six months ended June 30, 2003 were $13.5 million and $25.5 million, respectively, compared with $10.8 million and $20.7 million, respectively, for the same periods of 2002, or increases of 25% and 23%, respectively. These increases reflected increased development costs associated with RaptivaTM, MLN2201 (formerly known as MLN01), CAB-2, and our XMP.629 compound being developed for acne. These increases were partially offset by decreased spending on Onyx-015, NEUPREX®, and ING-1. In July of 2003, our licensing arrangement with Baxter for NEUPREX® was terminated, and future development plans are under review. In the third quarter, we expect to establish an inventory reserve of $1.3 million for NEUPREX® products.

Our research and development activities can be divided into earlier stage programs, which include molecular biology, process development, pilot-scale production and preclinical testing, and later stage programs, which include clinical testing, regulatory affairs and manufacturing clinical supplies. The cost associated with these programs approximate the following (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Earlier stage programs	$9,492	$6,252	$16,691	$10,916
Later stage programs	4,010	4,507	8,793	9,778

Total	$13,502	$10,759	$25,484	$20,694

Our research and development activities also can be divided into those related to our internal projects and those related to collaborative arrangements. The cost related to internal projects versus collaborative arrangements approximate the following (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Internal projects	$5,077	$4,653	$9,499	$9,613
Collaborative arrangements	8,425	6,106	15,985	11,081

Total	$13,502	$10,759	$25,484	$20,694

Management’s discussion and analysis of financial condition and results of operations

For the three and six months ended June 30, 2003, one project accounted for approximately 20% of our total research and development costs. No other single project was greater than 20% of our total research and development costs during the three and six months ended June 30, 2003 and 2002.

Marketing, general and administrative expenses for the three months ended June 30, 2003 increased to $4.7 million, or 24%, from $3.8 million for the three months ended June 30, 2002. The most significant component of this increase was pre-launch activities for RaptivaTM offset by lower legal expenses. Marketing, general and administrative expenses for the six months ended June 30, 2003 were $8.6 million compared with $8.7 million for the same period of 2002. The net decrease of $0.1 million represents primarily an increase in pre-launch activities for RaptivaTM and business development expenses, which were offset by lower legal expenses. Pre-launch marketing expenses for RaptivaTM are expected to continue at similar or higher levels until the product launch date.

Investment income for the three months ended June 30, 2003 increased to $0.3 million, or 50%, compared to $0.2 million for the three months ended June 30, 2002 primarily due to gains recognized on the sale of MorphoSys AG shares issued to us on May 6, 2003. The gains were partially offset by lower interest income due to lower interest rates and lower average cash balances. Investment income for the six months ended June 30, 2003 decreased to $0.4 million, or 20%, compared to $0.5 million for the same period of 2002. This decrease reflected lower interest rates on lower average cash balance. Interest expense for the three and six months ended June 30, 2003 were $0.5 million and $1.0 million, respectively, compared to $0.5 million and $1.1 million, respectively, for the three and six months ended June 30, 2002. This reflected lower interest rates on a higher average outstanding balance of the convertible notes due to Genentech and Millennium. Interest expense for the remainder of 2003 is expected to increase due to anticipated higher development and commercial loan balances due to Genentech.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents, short-term investments and restricted cash decreased during the six months ended June 30, 2003 by $8.7 million to $29.5 million at June 30, 2003, compared with $38.2 million at December 31, 2002. Our cash, cash equivalents and short-term investments are expected to decrease through 2003, except to the extent that we may utilize debt funding by Genentech for our share of RaptivaTM development and marketing costs, obtain additional funding under the terms of our investment agreement with Millennium, or secure additional sources of funding.

Net cash used in operating activities was $20.7 million for the six months ended June 30, 2003, compared with $17.4 million for the six months ended June 30, 2002. The increase in the first half of 2003 when compared with the first half of 2002 primarily reflected a higher net loss and reductions in accrued expenses related primarily to legal expenses, partially offset by reductions in accounts receivable in the first half of 2003 compared to increases in the first half of 2002.

Net cash used in investing activities was $2.3 million for the six months ended June 30, 2003, compared to cash used in investing activities of $5.9 million for the six months ended June 30, 2002. The decrease in the first half of 2003 when compared to the first half of 2002 was primarily due to the release of $1.5 million of restricted cash, which was securing a short-term loan that was paid off during the first quarter of 2003, to proceeds received on the sale of MorphoSys shares in the second quarter of 2003, and to reduced purchases of property and equipment in 2003. Capital programs in 2002 included renovating and expanding our manufacturing and warehouse facilities and other infrastructure investments. Capital spending is expected to continue at this lower level for the remainder of 2003.

Management’s discussion and analysis of financial condition and results of operations

Net cash provided by financing activities was $13.7 million for the six months ended June 30, 2003, compared with $5.0 million for the six months ended June 30, 2002. Financing activities in the first half of 2003 included $10.8 million net funding from Genentech under our development and commercial loan agreements and $4.0 million proceeds from common shares sold under our investment agreement with Millennium. This was partially offset by principal payments of $1.1 million to retire a short-term loan obligation and for principal payments on capital lease obligations.

In the first quarter of 2003, our financing arrangement with Genentech related to development and commercialization of RaptivaTM was modified to provide the following terms:

The credit limit under the convertible subordinated debt agreement to finance our share of development costs was increased to $80.0 million. The convertible subordinated debt is due upon the earlier of (a) April of 2005, except for advances made after April of 2003 in which case payment will be due on the second anniversary date(s) of such advances or (b) within 90 days after first product approval (which could be before the end of 2003). At our election, the convertible subordinated debt may be repaid in cash or with shares with the conversion price to be calculated at the time of payment based on the fair market value at the time of election. If repayment is triggered by product approval, we may elect to defer payment of up to $40.0 million as an offset against our proceeds from our 25% share of U.S. operating profits on the product. At June 30, 2003, the outstanding balance under this note totaled $69.6 million.

A new $15.0 million debt facility was established to finance our share of U.S. commercialization costs. The note payable is due upon the earlier of (a) April of 2005, except for advances made after April of 2003 in which case payment will be due on the second anniversary date(s) of such advances or (b) within 90 days after first product approval by the FDA (which could be before the end of 2003). The commercial note must be repaid in cash. At June 30, 2003 the outstanding balance under this note totaled $5.3 million.

We granted Genentech a security interest in our profit share on RaptivaTM as collateral against any unpaid past due amounts of the loans.

In the second quarter of 2003, we announced the amendment of certain terms of the investment agreement with Millennium. The key elements of the revised investment agreement include an extension of the maturity date of the $5.0 million outstanding convertible debt from May of 2003 to February of 2004 and a re-scheduling of our decision points regarding whether to sell the remaining common shares from three option dates through May of 2004 to six option dates through February of 2005. In June of 2003, we exercised an option to sell 608,766 shares to Millennium for gross proceeds of $4.0 million or $6.57 per share, leaving a balance of $33.5 million available under this arrangement, excluding the convertible debt.

The present outlook is for higher losses in 2003 than recorded in 2002, primarily due to increased expenses on RaptivaTM and on the Millennium collaboration. Our strategy is to attempt to continue broadening our product pipeline through additional development collaborations such as our arrangements with Genentech and Millennium. To support these activities, we expanded our manufacturing capacity and other development capabilities during 2001 and 2002. For example, we relocated our technical development and pilot plant facilities from Santa Monica to Berkeley in 2001 to improve efficiencies. We also installed a third 2750-liter fermentation line in our Berkeley production facility, which became operational in the second half of 2002.

Based on current spending levels, anticipated revenues, debt financing provided by Genentech for our share of RaptivaTM development and marketing costs, and financing commitments from Millennium

Management’s discussion and analysis of financial condition and results of operations under the collaborative agreement between the companies, we estimate we have sufficient cash resources to meet our operating needs through at least the end of 2004. Any significant revenue shortfalls, or increases in planned spending on development programs could shorten this period. Any change in spending on RaptivaTM prior to approval should have no material impact on liquidity due to our financing arrangement with Genentech. Approval of RaptivaTM during this period would be expected to improve operating cash flow to the extent of our share of operating profits from sales of RaptivaTM in the U.S., but require repayment of amounts owed to Genentech under the financial arrangements discussed above. Additional licensing arrangements or collaborations or otherwise entering into new equity or other financing arrangements could potentially extend this period. In December of 2002, Genentech submitted a BLA to the FDA for marketing approval of RaptivaTM for the treatment of moderate-to-severe plaque psoriasis. The timeliness of review of the BLA by the FDA may have a material impact on our cash flow, and our ability to raise new funding on acceptable terms. Progress or setbacks by us in our other development programs or by potentially competing companies’ products may also affect our ability to raise new funding on acceptable terms. We continue to evaluate alternative financing arrangements to strengthen our overall financial position and mitigate risks. For a further discussion of the risks related to our business and their effects on our cash flow and ability to raise new funding on acceptable terms, see “Risk Factors.”

As of June 30, 2003, future contractual obligations are as follows (in thousands):

	Note Payable(1)	Capital Leases	Operating Leases	Convertible Notes(2)	Total
Remainder of 2003	$—	$246	$1,515	$—	$1,761
2004	—	572	2,894	5,214	8,680
2005	5,260	221	2,890	69,617	77,988
2006	—	—	2,900	—	2,900
2007	—	—	2,730	—	2,730
Thereafter	—	—	708	—	708

Total	$5,260	$1,039	$13,637	$74,831	$94,767

(1)	The amount due in 2005 relates to our commercial loan agreement with Genentech. This amount is due at the earlier of (a) April of 2005, except for advances made after April 2003 in which case payment will be due on the second anniversary date(s) of such advances or (b) within 90 days after first product approval (which could be before the end of 2003).
(2)	The amount due in 2005 relates to our convertible subordinated debt agreement with Genentech. This amount is due at the earlier of (a) April of 2005, except for advances made after April 2003 in which case payment will be due on the second anniversary date(s) of such advances or (b) within 90 days after the first product approval (which could be before the end of 2003). The amount due in 2004 represents the amount due to Millennium in February of 2004.

We have a total of 20,000,000 common shares registered with the SEC and available to be sold by us from time to time, including the 9,000,000 shares to be sold in this offering.

In addition, pursuant to our agreements with Millennium, we have an effective registration statement filed on December 12, 2002 and amended on May 23, 2003 covering the resale by Millennium of up to 6,000,000 common shares we have issued or may issue to Millennium, and we have issued a total of 2,052,184 shares to Millennium which may be resold under that registration statement. Pursuant to our arrangement with Genentech, we have an effective registration statement filed on August 5, 1999 covering the resale by Genentech of up to 2,000,000 common shares we may issue to Genentech, of which 482,000 have been issued and resold.

Management’s discussion and analysis of financial condition and results of operations

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The following critical accounting policies are important to our financial condition and results of operations presented in the financial statements and require management to make judgments, assumptions and estimates that are inherently uncertain:

We believe there have been no significant changes in our critical accounting policies during the six months ended June 30, 2003 as compared to those previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 28, 2003.

Revenue Recognition

Revenue is recognized when the related costs are incurred and the four basic criteria of revenue recognition are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the nature of the fee charged for products or services delivered and the collectibility of those fees.

License and Collaborative Fees

Revenue from non-refundable license or technology access payments under license and collaborative agreements where we have a continuing obligation to perform is recognized as revenue over the period of the continuing performance obligation.

Milestone payments under collaborative arrangements are recognized as revenue upon completion of the milestone events, which represent the culmination of the earnings process because we have no future performance obligations related to the payment. Milestone payments that require a continuing performance obligation on our part are recognized over the period of the continuing performance obligation. Amounts received in advance are recorded as deferred revenue until the related milestone is completed.

Contract Revenue

Contract revenue for research and development involves us providing research, development or manufacturing services to collaborative partners. We recognize revenue under these arrangements as the related research and development costs are incurred and collectibility is reasonably assured.

Product Sales

We recognize product revenue upon shipment when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable and collectibility is reasonably assured. Allowances are established for estimated uncollectible amounts, product returns, and discounts, if any.

Research and Development Expenses

Research and development expenses consist of direct and research-related allocated overhead costs such as facilities costs, salaries and related personnel costs and material and supply costs. In addition, research and development expenses include costs related to clinical trials to validate our testing processes and procedures and related overhead expenses. From time to time, research and development expenses may include upfront fees and milestones paid to collaborative partners for the purchase of rights to in-process research and development. Such amounts are expensed as incurred. The timing of upfront fees and milestone payments in the future may cause variability in our future research and development expenses.

U.S. federal income tax considerations

The following is a discussion of certain U.S. federal income tax consequences of the ownership and disposition of common shares purchased in this offering by U.S. Holders (as defined below) who hold such common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the Code). This discussion is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as now in effect, and such authorities may be repealed, revoked or modified (possibly on a retroactive basis) so as to result in U.S. federal income tax consequences different from those described below.

This discussion does not address all aspects of U.S. federal income taxation that might be relevant to certain categories of U.S. Holders subject to special treatment under the Code, such as holders that are pass-through entities or investors in pass-through entities, dealers or traders in securities or currencies, banks, insurance companies, traders who elect to mark-to market their securities, persons whose “functional currency” is not the U.S. dollar, persons who own actually or constructively 10% or more (by voting power or value) of our shares, tax-exempt entities, U.S. expatriates, persons who hold common shares as a position in a straddle or as part of a “hedging,” “integrated,” constructive sale” or “conversion” transaction and persons subject to the U.S. federal alternative minimum tax. Moreover, this discussion addresses only U.S. federal income tax consequences and does not address any other U.S. federal tax consequences or any state, local or other tax consequences.

This discussion is for general information purposes only and is not intended to be legal advice. Prospective investors should consult their own tax advisors to determine the specific tax consequences of the ownership and disposition of common shares to them, including any U.S. federal, state, local or other tax consequences of (and any tax return filing or other reporting requirements relating to) the ownership and disposition of common shares purchased in this offering.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of common shares that is, for U.S. federal income tax purposes, a U.S. citizen or resident, a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is includable in gross income for U.S. income tax purposes regardless of its source, or a trust if:

➢	a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust; or

➢	the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

DIVIDENDS

Subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of a distribution paid on a common share (including the amount of any withholding tax) will be a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent that a distribution paid on a common share exceeds the portion of our earnings and profits attributable to such distribution, the distribution will be treated as a nontaxable return of capital to the extent of a U.S. Holder’s basis in such common share and thereafter as a capital gain. Dividends paid by us, if any, generally will not qualify for the dividends received deduction otherwise generally available to corporate shareholders.

U.S. federal income tax considerations

GAIN OR LOSS ON DISPOSITION

Subject to the PFIC rules discussed below, upon a sale, exchange or other disposition of common shares, a U.S. Holder generally will recognize gain or loss, if any, equal to the difference between the amount realized from the sale, exchange or other disposition and the U.S. Holder’s tax basis in the common shares. Generally, a U.S. Holder’s tax basis in common shares will be such holder’s cost. Such gain or loss will be capital gain or loss and will generally be treated as U.S. source gain or loss.

PFIC STATUS

A non-U.S. corporation generally will be a PFIC for United States federal income tax purposes if in any tax year either 75% or more of its gross income is “passive income” (generally including (without limitation) dividends, interest, annuities and certain royalties and rents not derived in the active conduct of a business) or the average percentage of its assets that produce passive income or are held for the production of passive income is at least 50%.

We believe that we will not be a PFIC for 2003. In addition, although the determination will depend on future events, based on our management’s current projections of our future income and asset composition, and the manner in which our management currently intends to manage and conduct our business in the future, we currently believe that we will not become a PFIC in the foreseeable future. However, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our current PFIC status or anticipated future PFIC status could not be challenged by the Internal Revenue Service (the IRS).

If we were found to be a PFIC for any taxable year in which a U.S. Holder held common shares, certain favorable consequences described above under “Dividends” and “Gain or Loss on Disposition” would not apply and other adverse consequences could apply to the U.S. Holder including a material increase in the amount of tax that the U.S. Holder would owe, an imposition of tax earlier than would otherwise be imposed and additional tax form filing requirements. A U.S. Holder owning shares in a PFIC (or a corporation that might become a PFIC) generally may be able to avoid or mitigate these adverse tax consequences by making a timely “qualified electing fund” or “mark-to-market” election, if deemed appropriate based on guidance provided by their tax advisor. U.S. Holders should consult with their tax advisors as to the effect of these elections, the advisability of making such elections and the timing requirements applicable to such elections.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

A U.S. Holder of common shares may be subjected to backup withholding tax and information reporting requirements with respect to dividends on common shares or the proceeds of sale of common shares unless the holder:

➢	is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact; or

➢	provides a correct taxpayer identification number, or T.I.N., certifies that he, she or it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

A U.S. Holder of common shares who does not provide a correct T.I.N. may be subject to penalties imposed by the IRS. Any amount withheld under backup withholding rules generally will be creditable against the U.S. Holder’s U.S. federal income tax liability.

Underwriting

We and the underwriters for this offering named below have entered into an underwriting agreement concerning the common shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Securities LLC, CIBC World Markets Corp., U.S. Bancorp Piper Jaffray Inc., Adams, Harkness & Hill, Inc., Jefferies & Company, Inc. and ThinkEquity Partners LLC are the representatives of the underwriters. UBS Securities LLC is the sole book-running manager of this offering.

Underwriters	Number of shares

UBS Securities LLC
CIBC World Markets Corp.
U.S. Bancorp Piper Jaffray Inc.
Adams, Harkness & Hill, Inc.
Jefferies & Company, Inc.
ThinkEquity Partners LLC

Total	9,000,000

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to purchase up to an additional 1,350,000 shares from us at the public offering price, less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 1,350,000 additional shares.

	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total offering expenses we will pay, excluding underwriting discounts and commissions, will be approximately $500,000.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $         per share from the public offering price. If all the shares are not sold at the public offering price, the representatives of the underwriters may change the offering price and the other selling terms.

We and each of our directors and executive officers have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our common shares, or securities convertible into, or exercisable or exchangeable for, our common shares during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, subject to certain permitted exceptions, without the prior written consent of UBS Securities LLC. The permitted exceptions for us include the grant of employee options to purchase our common shares, the

Underwriting

issuance of common shares upon exercise of outstanding options and warrants and the sale to Millennium of up to $9 million worth of our common shares and the registration under the Securities Act of these shares for resale. The permitted exceptions for our directors and executive officers include bona fide gifts, transfers to certain trusts and, in the case of the executive officers, the sale of up to an aggregate of 416,176 shares under the terms of Rule 10b5-1 plans of the executive officers. These restrictions would not prohibit our election during the lock-up period to repay Genentech debt with our equity or the announcement thereof.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

In connection with this offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a number of shares greater than that which the underwriters are required to purchase in the offering. Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect of the Securities Act.

Certain of the underwriters have in the past provided and may in the future from time to time provide investment banking and other services to us, including the provision of certain advisory services. For these services, we have paid them, or will pay them, customary compensation.

Information incorporated by reference

The following documents filed by us with the SEC pursuant to the Securities Exchange Act are “incorporated by reference” in this prospectus supplement, which means we can disclose important information to you by referring you to these documents and they are considered to be a part of this prospectus supplement:

(1)	annual report on Form 10-K for the fiscal year ended December 31, 2002 (file no. 0-14710);

(2)	quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2003 and June 30, 2003, respectively (file no. 0-14710);

(3)	current report on Form 8-K dated and filed on November 27, 2001, as amended by amendments on Form 8-K/A dated and filed on December 13, 2001, October 24, 2002 and May 21, 2003, respectively (file no. 0-14710);

(4)	current report on Form 8-K dated and filed on April 11, 2003, as amended by amendment on Form 8-K/A dated and filed on April 18, 2003 (file no. 0-14710);

(5)	current report on Form 8-K dated and filed on June 30, 2003 (file no. 0-14710);

(6)	current report on Form 8-K dated and filed on September 10, 2003 (file no. 0-14710); and

(7)	the description of the preference share purchase rights, Series A preference shares and common shares in the registration statement on Form 8-A dated and filed on April 1, 2003 under Section 12 of the Securities Exchange Act, including any amendment or report for the purpose of updating such description (file no. 0-14710).

All documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus supplement and before all of the common shares offered by this prospectus supplement have been sold are deemed to be incorporated by reference in, and to be part of, this prospectus supplement from the date any such document is filed.

Any statements contained in a document incorporated by reference in this prospectus supplement are deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus supplement (or in any other subsequently filed document which also is incorporated by reference in this prospectus supplement) modifies or supersedes such statement. Any statement so modified or superseded is not deemed to constitute a part of this prospectus supplement except as so modified or superseded.

Where you can get more information

This prospectus supplement is part of a registration statement that we have filed with the SEC. The registration statement contains exhibits and other information not included in this prospectus supplement or the accompanying prospectus. At your request, we will provide you, without charge, a copy of any documents incorporated by reference in, or included as exhibits to, our registration statement. If you would like more information, write or call us at:

XOMA Ltd.

2910 Seventh Street

Berkeley, CA 94710

Telephone: (510) 644-1170

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC Internet site at http://www.sec.gov.

Legal matters

Certain legal matters will be being passed upon for the Company by Conyers Dill & Pearman, Hamilton, Bermuda; Christopher J. Margolin, General Counsel of the Company; and Cahill Gordon & Reindel LLP, New York, New York. Dewey Ballantine LLP, New York, New York is acting as U.S. counsel to the underwriters in connection with this offering, and Appleby Spurling & Kempe is acting as Bermuda counsel to the underwriters.

PROSPECTUS

20,000,000 Common Shares

➢	We may from time to time issue up to 20,000,000 common shares. We will specify in the accompanying prospectus supplement the terms of any such offering.

➢	We may sell these common shares to or through underwriters and also to other purchasers or through agents. We will set forth the names of any underwriters or agents in the accompanying prospectus supplement.

➢	We have used and intend to continue to use the net proceeds from this offering for general corporate purposes, including current research and development projects, the development or acquisition of new products or technologies, equipment acquisitions, general working capital and operating expenses.

➢	Our common shares are listed on the Nasdaq National Market under the symbol “XOMA.” The last reported sale price for the common shares on August 11, 2003 was $8.40 per share.

This investment involves a high degree of risk. Consider carefully the risk factors beginning on page 3 of this prospectus before you invest.

Neither the SEC nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 8, 2003.

TABLE OF CONTENTS

	Page		Page

Prospectus Summary	1	Description Of Share Capital	18

Risk Factors	3	Plan Of Distribution	23

Incorporation Of Information We File With The SEC	14	Legal Opinion	23

Special Note Regarding Forward-looking Statements	15	Experts	23

Price Range Of Common Shares And Dividend Information	16	Where You Can Get More Information	23

Use Of Proceeds	17

Prospectus summary

XOMA

We are a biopharmaceutical company that develops and manufactures recombinant antibodies and other protein products to treat cancer, immunological and inflammatory disorders, and infectious diseases. Our current product development programs include:

➢	Raptiva™ (Efalizumab) is a humanized anti-CD11a monoclonal antibody developed to treat immune system disorders. In February of 2003, Genentech received formal acknowledgement from the U.S. Food and Drug Administration that it had received the December 2002 submission of the Biologics License Application for marketing approval of Raptiva™ in patients with moderate-to-severe plaque psoriasis. The BLA filing is based on efficacy and safety data from three Phase III studies. A FDA advisory committee is scheduled to review the BLA filing for Raptiva™ on September 9, 2003. Genentech has granted Serono S.A. exclusive marketing rights to Raptiva™ outside the U.S. and Japan. In February of 2003, Serono announced the filing of an application for European Union marketing approval of Raptiva™ in moderate-to-severe plaque psoriasis.

In January of 2003, we announced initiation of a Phase II study to evaluate Raptiva™ as a possible treatment for patients with psoriatic arthritis. Genentech and we continue to assess additional indications for Raptiva™.

➢	Two of Millennium Pharmaceuticals, Inc.’s biotherapeutic agents, MLN2201 (formerly MLN01) and CAB-2, are being developed for certain vascular inflammation indications pursuant to a collaboration agreement with Millennium that was announced in November of 2001. In June of 2003, we announced initiation of a Phase I clinical trial of MLN2201, a humanized monoclonal antibody being developed for conditions related to inflammation of the heart and blood vessels. This open-label, dose-escalating study will evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of MLN2201 in healthy volunteers, who will each receive a single intravenous infusion, followed by monitoring and evaluation.

CAB-2 continues in preclinical testing, and if successful, we are targeting the initiation of clinical testing later this year.

➢	NEUPREX®, also known as rBPI21, is a genetically-engineered fragment of a particular human protein. We completed a Phase III efficacy clinical trial in 1999, testing NEUPREX® in severe pediatric meningococcemia, but the data from the trial were determined not to be sufficient to file for regulatory approval. Further development of this product continued under a license agreement with a division of Baxter Healthcare Corporation, and a Phase II study testing NEUPREX® in Crohn’s disease completed enrollment in November of 2002 but results are not yet known. In July of 2003, our licensing arrangement with Baxter for NEUPREX® was terminated, and the rights returned to us. Future development plans are under review.

➢	ING-1 is a Human Engineered™ recombinant monoclonal antibody that binds with high affinity to an antigen expressed on epithelial cell cancers (breast, colorectal, prostate and others) that is designed to destroy cancer cells by recruiting the patient’s own immune system. Enrollment has been completed in two Phase I studies testing intravenous administration in advanced adenocarcinoma patients, which showed safety and tolerability results that supported further clinical development. An additional Phase I study with subcutaneous administration is ongoing. Further product development efforts and a decision on future collaborative arrangements will be determined based on the results of these studies. The ING-1 monoclonal antibody incorporates our patented Human Engineering™ technology, designed to reduce immunogenicity.

➢

BPI-derived anti-angiogenic compounds with potential application for treating retinal disorders are being developed by us. Results of in vitro and in vivo studies conducted by Joslin Diabetes Center at

Harvard University, presented in April of 2001 and published in February of 2002, showed that compounds derived from BPI inhibit the function of multiple growth factors involved in blood vessel formation and angiogenesis in the retina while sparing key retinal cells (pericytes). These data suggest that these compounds may have potential for treating retinal disorders. We are conducting further research together with Joslin.

➢	XMP.629 is a BPI-derived topical anti-infective compound that is in preclinical testing as a treatment for acne. Subject to successful conclusion of this preclinical testing and agreement with the FDA, we intend to initiate Phase I clinical testing of the compound.

ONYX-015, also known as CI-1042, developed by Onyx Pharmaceuticals, Inc., is a therapeutic tumor-selective, modified adenovirus genetically engineered to destroy cancer cells. In 2002, under a strategic process development and manufacturing alliance with Onyx, we successfully scaled up production to 500-liter fermentation scale and improved the manufacturing process for ONYX-015. In June of 2003, Onyx notified XOMA that it was discontinuing development of the product and therefore was terminating the agreement.

We have experienced significant losses and, as of June 30, 2003, we had an accumulated deficit of approximately $570.0 million. For the six months ended June 30, 2003, we had a net loss of approximately $29.2 million, or $0.41 per common share (basic and diluted). For the year ended December 31, 2002, we had a net loss of approximately $33.2 million, or $0.47 per common share (basic and diluted). We expect to incur additional losses in the future, primarily due to increased expenses on Raptiva™, on the Millennium collaboration and on our XMP.629 compound.

Based on current spending levels, anticipated revenues, debt financing provided by Genentech for our share of Raptiva™ development and marketing costs, and financing commitments from Millennium under the collaborative agreement between the companies, we estimate we have sufficient cash resources to meet our operating needs through at least the end of 2004. We continue to evaluate strategic alliances, potential partnerships and financing arrangements which would further strengthen our competitive position and provide additional funding. We cannot predict whether or when any such alliances, partnerships or arrangements will be consummated or whether additional funding will be available when required and on terms acceptable to us.

Risk factors

You should carefully consider the following factors and other information in this prospectus before deciding to invest in our common shares. You should also consider carefully the other information contained, or incorporated by reference, in this prospectus. The actual results of our business could differ materially from those described as a result of these risk factors. In such case, the trading price of our common shares could decline, and you may lose all or part of the money you paid to buy our common shares.

None Of Our Therapeutic Products Have Received Regulatory Approval. If Our Products Do Not Receive Regulatory Approval, Neither Our Third Party Collaborators Nor We Will Be Able To Manufacture And Market Them.

Even our most advanced therapeutic product has not received regulatory approval. Our products cannot be manufactured and marketed in the United States and other countries without required regulatory approvals. The United States government and governments of other countries extensively regulate many aspects of our products, including:

➢	testing,

➢	manufacturing,

➢	promotion and marketing, and

➢	exporting.

In the United States, the FDA regulates pharmaceutical products under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. At the present time, we believe that our products will be regulated by the FDA as biologics. The FDA has announced that it is consolidating its responsibility for reviewing new pharmaceutical products into its Center for Drug Evaluation and Research, the body that currently reviews drug products, combining that operation with part of its biologics review operation, the Center for Biologics Evaluation and Research. Because implementation of this plan may not be complete, we do not know when or how this change will affect us. State regulations may also affect our proposed products.

The FDA has substantial discretion in both the product approval process and manufacturing facility approval process and, as a result of this discretion and uncertainties about outcomes of testing, we cannot predict at what point, or whether, the FDA will be satisfied with our or our collaborators’ submissions or whether the FDA will raise questions which may be material and delay or preclude product approval or manufacturing facility approval. As we accumulate additional clinical data, we will submit it to the FDA, which may have a material impact on the FDA product approval process.

Our potential products will require significant additional research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales. This process is lengthy, often taking a number of years, and expensive. As clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals, the length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly. As a result, it is uncertain whether:

➢	our future filings will be delayed,

➢	our studies will be successful,

Risk factors

➢	we will be able to provide necessary additional data,

➢	our future results will justify further development, or

➢	we will ultimately achieve regulatory approval for any of these products.

For example,

➢	in 1996, we and Genentech began testing Raptiva™ (Efalizumab) in patients with moderate-to-severe psoriasis. In April of 2002, we and Genentech announced that a pharmacokinetic study conducted on Raptiva™ comparing XOMA-produced material and Genentech-produced material did not achieve the pre-defined statistical definition of comparability, and the FDA requested that another Phase III study be completed before the filing of a Biologics License Application for Raptiva™, delaying the filing of a Biologics Licensing Application with the FDA for Raptiva™ beyond the previously-planned time frame of summer 2002. In September of 2002, we and Genentech announced the results of the additional Phase III study which achieved its primary efficacy endpoint. In December of 2002, Genentech submitted a Biologics License Application for Raptiva™ for the treatment of moderate-to-severe plaque psoriasis, which was accepted by the FDA in February of 2003. Genentech has projected a single cycle (approximately 10-month) regulatory review period, which could potentially lead to FDA action in late 2003. An FDA advisory committee is scheduled to review the Biologics License Application for Raptiva™ on September 9, 2003. However, we do not yet know what issues the FDA or its advisory committee may raise with respect to efficacy or safety of the drug or other elements of the application. In March 2003, we announced completion of enrollment in a Phase II study of Raptiva™ in patients suffering from rheumatoid arthritis. In May of 2003, we and Genentech announced our decision to terminate Phase II testing of Raptiva™ in patients suffering from rheumatoid arthritis based on an evaluation by an independent Data Safety Monitoring Board that suggested no overall net clinical benefit in patients receiving the study drug. We have also announced the initiation of enrollment in a Phase II study of Raptiva™ as a possible treatment for patients with psoriatic arthritis. We do not know whether or when any such testing will demonstrate product safety and efficacy in this patient population or result in regulatory approval.

➢	in December of 1992, we began human testing of our NEUPREX® product, a genetically engineered fragment of a particular human protein, and licensed certain worldwide rights to Baxter. In April of 2000, members of the FDA and representatives of XOMA and Baxter discussed results from the Phase III trial that tested NEUPREX® in pediatric patients with a potentially deadly bacterial infection called meningococcemia, and senior representatives of the FDA indicated that the data presented were not sufficient to support the filing of an application for marketing approval at that time. In November of 2002, Baxter completed enrollment in a Phase II pilot study with NEUPREX® in Crohn’s disease patients. In July of 2003, XOMA announced the termination of its license and supply agreements with Baxter for XOMA’s NEUPREX® product, and the rights returned to XOMA.

Given that regulatory review is an interactive and continuous process, we maintain a policy of limiting announcements and comments upon the specific details of the ongoing regulatory review of our products, subject to our obligations under the securities laws, until definitive action is taken.

Risk factors

Because All Of Our Products Are Still In Development, We Will Require Substantial Funds To Continue; We Cannot Be Certain That Funds Will Be Available And, If Not Available, We May Have To Take Actions Which Could Adversely Affect Your Investment.

If adequate funds are not available, we may have to dilute or otherwise adversely affect the rights of existing shareholders, curtail or cease operations or, in extreme circumstances, file for bankruptcy protection. We have spent, and we expect to continue to spend, substantial funds in connection with:

➢	research and development relating to our products and production technologies

➢	expansion of our production capabilities

➢	extensive human clinical trials and

➢	protection of our intellectual property.

Based on current spending levels, anticipated revenues, debt financing provided by Genentech for our share of Raptiva™ development and marketing costs, and financing commitments from Millennium under the collaborative agreement between the companies, we estimate we have sufficient cash resources to meet our operating needs through at least the end of 2004. However, to the extent we experience changes in the timing or size of expenditures or unanticipated expenditures, or if our collaborators do not meet their obligations to us or anticipated revenues otherwise do not materialize, these funds may not be adequate for this period. As a result, we do not know whether:

➢	operations will generate meaningful funds

➢	additional agreements for product development funding can be reached

➢	strategic alliances can be negotiated or

➢	adequate additional financing will be available for us to finance our own development on acceptable terms, if at all.

Cash balances and operating cash flow are influenced primarily by the timing and level of payments by our licensees and development partners, as well as by our operating costs.

Specifically, although changes in spending on Raptiva™ should not impact liquidity due to our financing arrangements with Genentech and FDA approval of Raptiva™ would generally be expected to improve operating cash flow to the extent of XOMA’s share of operating profits from sales of Raptiva™ in the U.S., such approval will also require repayment in cash, shares or deferred repayment of up to $40.0 million of amounts owed to Genentech (approximately $74.9 million under both loan agreements as of June 30, 2003). In addition, any delays in the review by the FDA of the Biologics License Application for Raptiva™ may have a material impact on our cash flow and on our ability to raise new funding on acceptable terms.

The Financial Terms Of Some Of Our Existing Collaborative Arrangements Could Result In Dilution Of Our Share Value.

We have financed, and anticipate continuing to finance, our most significant development program, Raptiva™, principally by borrowing from Genentech, and this debt is convertible at XOMA’s option into our common shares with the conversion price to be calculated at the time of conversion. The outstanding amount of such convertible debt as of June 30, 2003 was approximately $69.6 million. This debt will come due at the earlier of April of 2005 or within 90 days after first product approval (which could be before the end of 2003). Unless we secure substantial alternative financing, it is likely that some or all of this debt, as well as some or all of any convertible debt issued in the future as part of this financing arrangement, will be converted into equity when it comes due rather than be repaid in cash, resulting in the issuance of additional common shares.

Risk factors

Our financing arrangement with Millennium includes a $5.0 million convertible note we issued to Millennium in November of 2001, which comes due in February of 2004 and may be converted into common shares at that time. In addition, we have the option to issue up to $33.5 million worth of common shares, excluding the convertible debt, to Millennium through February 2005. The total amount issuable in the remainder of 2003 could be $9.0 million. The number of shares to be issued will be based on a conversion price to be calculated at the time of conversion.

These arrangements, as well as future arrangements we may enter into with similar effect, could result in dilution in the value of our shares.

Because All Of Our Products Are Still In Development, We Have Sustained Losses In The Past And We Expect To Sustain Losses In The Future.

We have experienced significant losses and, as of June 30, 2003, we had an accumulated deficit of $570.0 million.

For the six months ended June 30, 2003, we had a net loss of approximately $29.2 million, or $0.41 per common share (basic and diluted). For the year ended December 31, 2002, we had a net loss of approximately $33.2 million, or $0.47 per common share (basic and diluted). We expect to incur additional losses in the future, primarily due to increased expenses on Raptiva™, on the Millennium collaboration and on our XMP.629 compound.

Our ability to make profits is dependent in large part on obtaining regulatory approval for our products and entering into agreements for product development and commercialization, both of which are uncertain. Our ability to fund our ongoing operations is dependent on the foregoing factors and on our ability to secure additional funds. Because all of our products are still in development, we do not know whether we will ever make a profit or whether cash flow from future operations will be sufficient to meet our needs.

If Third Party Collaborators Do Not Successfully Develop And Market Our Products, We May Not Be Able To Do So On Our Own.

Our financial resources and our marketing experience and expertise are limited. Consequently, we depend to a large extent upon securing the financial resources and marketing capabilities of third parties with whom we collaborate.

➢	In April of 1996, we and Genentech entered into an agreement whereby we agreed to co-develop Genentech’s humanized monoclonal antibody product Raptiva™. In April of 1999, the companies extended and expanded the agreement. In March of 2003, the Company further expanded the agreement.

➢	In November of 2001, we entered into a collaboration with Millennium Pharmaceuticals, Inc. to develop two of Millennium’s products for certain vascular inflammation indications.

Because our collaborators are independent third parties, they may be subject to different risks than we are and have significant discretion in determining the efforts and resources they will apply. We do not know whether Genentech or Millennium will successfully develop or market any of the products we are collaborating on.

Even when we have a collaborative relationship, other circumstances may prevent it from resulting in successful development of marketable products.

Risk factors

➢	In January of 2000, we licensed the worldwide rights to all pharmaceutical compositions containing a particular human protein for treatment of meningococcemia and additional potential future human clinical indications to Baxter. In July of 2003, this arrangement was terminated, and the rights returned to XOMA. Although we are evaluating future options for developing this product, we do not know whether any options we may pursue will succeed.

➢	In January of 2001, we entered into a strategic process development and manufacturing alliance with Onyx Pharmaceuticals, Inc. pursuant to which we are scaling up production to commercial volume to manufacture one of Onyx’s cancer products. In June of 2003, Onyx notified XOMA that it was discontinuing development of the product and terminating the agreement so that it could focus on its anticancer compound.

Although we continue to evaluate additional strategic alliances and potential partnerships, we do not know whether or when any such alliances or partnerships will be entered into.

Because We Have No History Of Profitability And Because The Biotechnology Sector Has Been Characterized By Highly Volatile Stock Prices, Announcements We Make And General Market Conditions For Biotechnology Stocks Could Result In A Sudden Change In The Value Of Our Common Shares.

As a biopharmaceutical company, we have experienced significant volatility in our common shares. Fluctuations in our operating results and general market conditions for biotechnology stocks could have a significant impact on the volatility of our common share price. From December 31, 2001 through August 12, 2003, our share price has ranged from a high of $12.19 to a low of $2.84. On August 11, 2003, the last reported sale price of the common shares as reported on the Nasdaq National Market was $8.40 per share. Factors contributing to such volatility include, but are not limited to:

➢	results of preclinical studies and clinical trials

➢	information relating to the safety or efficacy of our products

➢	developments regarding regulatory filings

➢	announcements of new collaborations

➢	failure to enter into collaborations

➢	developments in existing collaborations

➢	our funding requirements and the terms of our financing arrangements

➢	announcements of technological innovations or new indications for our therapeutic products

➢	government regulations

➢	developments in patent or other proprietary rights

➢	the number of shares outstanding

➢	the number of shares trading on an average trading day

➢	announcements regarding other participants in the biotechnology and pharmaceutical industries

➢	market speculation regarding any of the foregoing.

Risk factors

Because Many Of The Companies We Do Business With Are Also In The Biotechnology Sector, The Volatility Of That Sector Can Affect Us Indirectly As Well As Directly.

The same factors that affect us directly because we are a biotechnology company can also adversely impact us indirectly by affecting the ability of our collaborators, partners and others we do business with to meet their obligations to us or our ability to realize the value of the consideration provided to us by these other companies. For example, in connection with our licensing transaction with MorphoSys AG, MorphoSys has announced that it has exercised its option to pay a portion of the license fee owed to us in the form of equity securities of MorphoSys. XOMA has only recently received these shares and the future value of these shares is subject both to market risks affecting our ability to realize the value of these shares and more generally to the business and other risks to which the issuer of these shares is subject. Since the date of MorphoSys’ election on October 23, 2002, the per share closing price for MorphoSys shares has ranged from approximately $4.77 to $15.95, which demonstrates the volatility of these shares in the current market.

If Any Of Our Products Receives Regulatory Approval, We May Not Be Able To Increase Existing Or Acquire New Manufacturing Capacity Sufficient To Meet Market Demand.

Because we have never commercially introduced any pharmaceutical products and none of our products have received regulatory approval, we do not know whether the capacity of our existing manufacturing facilities can be increased to produce sufficient quantities of our products to meet market demand. Also, if we need additional manufacturing facilities to meet market demand, we cannot predict that we will successfully obtain those facilities because we do not know whether they will be available on acceptable terms. In addition, any manufacturing facilities acquired or used to meet market demand must meet the FDA’s quality assurance guidelines.

Because We Do Not And Cannot Currently Market Any Of Our Products For Commercial Sale, We Do Not Know Whether There Will Be A Viable Market For Our Products.

Even if we receive regulatory approval for our products and we or our third party collaborators successfully manufacture them, our products may not be accepted in the marketplace. For example, physicians and/or patients may not accept a product for a particular indication because it has been biologically derived (and not discovered and developed by more traditional means) if no biologically derived products are currently in widespread use in that indication, as is currently the case with psoriasis. Consequently, we do not know if physicians or patients will adopt or use our products for their approved indications.

If Our And Our Partners’ Patent Protection For Our Principal Products And Processes Is Not Enforceable, We May Not Realize Our Profit Potential.

Because of the length of time and the expense associated with bringing new products to the marketplace, we and our partners hold and are in the process of applying for a number of patents in the United States and abroad to protect our products and important processes and also have obtained or have the right to obtain exclusive licenses to certain patents and applications filed by others. However, the patent position of biotechnology companies generally is highly uncertain and involves complex legal and factual questions, and no consistent policy regarding the breadth of allowed claims has emerged from the actions of the U.S. Patent and Trademark Office with respect to biotechnology patents. Legal considerations surrounding the validity of biotechnology patents continue to be in transition, and historical legal standards surrounding questions of validity may not continue to be applied, and current defenses as to issued biotechnology patents may not in fact be considered substantial in the future. These factors have contributed to uncertainty as to:

➢	the degree and range of protection any patents will afford against competitors with similar technologies

➢	if and when patents will issue

Risk factors

➢	whether or not others will obtain patents claiming aspects similar to those covered by our patent applications or

➢	the extent to which we will be successful in avoiding infringement of any patents granted to others.

The Patent Office has issued approximately 69 patents to us related to our products based on human bactericidal permeability-increasing protein, which we call BPI, including novel compositions, their manufacture, formulation, assay and use. In addition, we are the exclusive licensee of BPI-related patents and applications owned by New York University and Incyte Pharmaceuticals Inc. The Patent Office has also issued nine patents to us related to our bacterial expression technology.

If certain patents issued to others are upheld or if certain patent applications filed by others issue and are upheld, we may require licenses from others in order to develop and commercialize certain potential products incorporating our technology or we may become involved in litigation to determine the proprietary rights of others. These licenses, if required, may not be available on acceptable terms, and any such litigation may be costly and may have other adverse effects on our business, such as inhibiting our ability to compete in the marketplace and absorbing significant management time.

Due to the uncertainties regarding biotechnology patents, we also have relied and will continue to rely upon trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. All of our employees have signed confidentiality agreements under which they have agreed not to use or disclose any of our proprietary information. Research and development contracts and relationships between us and our scientific consultants and potential customers provide access to aspects of our know-how that are protected generally under confidentiality agreements. These confidentiality agreements may not be honored or may not be enforced by a court. To the extent proprietary information is divulged to competitors or to the public generally, such disclosure may adversely affect our ability to develop or commercialize our products by giving others a competitive advantage or by undermining our patent position.

Protecting Our Intellectual Property Can Be Costly And Expose Us To Risks Of Counterclaims Against Us.

We may be required to engage in litigation or other proceedings to protect our intellectual property. The cost to us of this litigation, even if resolved in our favor, could be substantial. Such litigation could also divert management’s attention and resources. In addition, if this litigation is resolved against us, our patents may be declared invalid, and we could be held liable for significant damages. In addition, if the litigation included a claim of infringement by us of another party’s patent that was resolved against us, we or our collaborators may be enjoined from developing, manufacturing, selling or importing products, processes or services without a license from the other party.

Other Companies May Render Some Or All Of Our Products Noncompetitive Or Obsolete.

Developments by others may render our products or technologies obsolete or uncompetitive. Technologies developed and utilized by the biotechnology and pharmaceutical industries are continuously and substantially changing. Competition in the areas of genetically engineered DNA-based and antibody-based technologies is intense and expected to increase in the future as a number of established biotechnology firms and large chemical and pharmaceutical companies advance in these fields. Many of these competitors may be able to develop products and processes competitive with or superior to our own for many reasons, including that they may have:

➢	significantly greater financial resources

➢	larger research and development and marketing staffs

Risk factors

➢	larger production facilities

➢	entered into arrangements with, or acquired, biotechnology companies to enhance their capabilities or

➢	extensive experience in preclinical testing and human clinical trials.

These factors may enable others to develop products and processes competitive with or superior to our own or those of our collaborators. In addition, a significant amount of research in biotechnology is being carried out in universities and other non-profit research organizations. These entities are becoming increasingly interested in the commercial value of their work and may become more aggressive in seeking patent protection and licensing arrangements.

Furthermore, positive or negative developments in connection with a potentially competing product may have an adverse impact on our ability to raise additional funding on acceptable terms. For example, if another product is perceived to have a competitive advantage, or another product’s failure is perceived to increase the likelihood that our product will fail, then investors may choose not to invest in us on terms we would accept or at all.

Without limiting the foregoing, we are aware that:

➢	Biogen Inc. has announced that the FDA has approved Amevive® to treat moderate-to-severe chronic plaque psoriasis in adult patients who are candidates for systematic therapy or phototherapy;

➢	Centocor Inc., a unit of Johnson & Johnson, has announced that it has tested its rheumatoid arthritis and Crohn’s disease drug, Remicade®, in psoriasis showing clinical benefits (and it has been announced that the drug has shown promising results in patients with psoriatic arthritis);

➢	it has been announced that Amgen Inc. tested its rheumatoid arthritis and psoriatic arthritis drug, Enbrel®, in a Phase III clinical trial in patients with moderate-to-severe plaque psoriasis; meeting the primary endpoint and all secondary endpoints, that the primary and key secondary endpoints were met in a second Phase III trial, and that a filing for regulatory approval with the U.S. FDA for this medication was submitted in July of 2003;

➢	MedImmune, Inc. has completed enrollment in three Phase II trials to evaluate its anti-T cell monoclonal antibody in psoriasis;

➢	GenMab A/S has announced that its investigational new drug application for HuMax-CD4 for psoriasis has been cleared through the FDA to initiate a Phase II study;

➢	Abbott Laboratories has announced the commencement of a Phase II psoriasis trial and Phase III psoriatic arthritis trial of its rheumatoid arthritis drug Humira™; and

➢	other companies, including Medarex, Inc., are developing monoclonal antibody or other products for treatment of inflammatory skin disorders.

A number of companies are developing monoclonal antibodies targeting cancers, which may prove more effective than the ING-1 antibody.

It is possible that one or more other companies may be developing one or more products based on the same human protein as our NEUPREX® product, and these product(s) may prove to be more effective than NEUPREX® or receive regulatory approval prior to NEUPREX® or any BPI-derived ophthalmic product developed by XOMA.

Risk factors

As We Do More Business Internationally, We Will Be Subject To Additional Political, Economic And Regulatory Uncertainties.

We may not be able to successfully operate in any foreign market. We believe that, because the pharmaceutical industry is global in nature, international activities will be a significant part of our future business activities and that, when and if we are able to generate income, a substantial portion of that income will be derived from product sales and other activities outside the United States. Foreign regulatory agencies often establish standards different from those in the United States, and an inability to obtain foreign regulatory approvals on a timely basis could put us at a competitive disadvantage or make it uneconomical to proceed with a product’s development. International operations may be limited or disrupted by:

➢	imposition of government controls,

➢	export license requirements,

➢	political or economic instability,

➢	trade restrictions,

➢	changes in tariffs,

➢	restrictions on repatriating profits,

➢	exchange rate fluctuations,

➢	withholding and other taxation, and

➢	difficulties in staffing and managing international operations.

Because We Are A Relatively Small Biopharmaceutical Company With Limited Resources, We May Not Be Able To Attract And Retain Qualified Personnel, And The Loss Of Key Personnel Could Delay Or Prevent Achieving Our Objectives.

Our success in developing marketable products and achieving a competitive position will depend, in part, on our ability to attract and retain qualified scientific and management personnel, particularly in areas requiring specific technical, scientific or medical expertise. There is intense competition for such personnel. Our research, product development and business efforts would be adversely affected by the loss of one or more of key members of our scientific or management staff, particularly our executive officers: John L. Castello, our Chairman of the Board, President and Chief Executive Officer; Patrick J. Scannon, M.D., Ph.D., our Senior Vice President and Chief Scientific and Medical Officer; Clarence L. Dellio, our Senior Vice President and Chief Operating Officer; Peter B. Davis, our Vice President, Finance and Chief Financial Officer; and Christopher J. Margolin, our Vice President, General Counsel and Secretary. We have employment agreements with Mr. Castello, Dr. Scannon and Mr. Davis. We currently have no key person insurance on any of our employees.

Even If We Bring Products To Market, We May Be Unable To Effectively Price Our Products Or Obtain Adequate Reimbursement For Sales Of Our Products, Which Would Prevent Our Products From Becoming Profitable.

If we succeed in bringing our product candidates to the market, they may not be considered cost-effective, and reimbursement to the patient may not be available or may not be sufficient to allow us to sell our products on a competitive basis. In both the United States and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of reimbursement to the patient from third-party payors, such as government and private insurance plans. Third-party payors are increasingly

Risk factors

challenging the prices charged for pharmaceutical products and services. Our business is affected by the efforts of government and third-party payors to contain or reduce the cost of health care through various means. In the United States, there have been and will continue to be a number of federal and state proposals to implement government controls on pricing. In addition, the emphasis on managed care in the United States has increased and will continue to increase the pressure on the pricing of pharmaceutical products. We cannot predict whether any legislative or regulatory proposals will be adopted or the effect these proposals or managed care efforts may have on our business.

Because We Engage In Human Testing, We Are Exposed To An Increased Risk Of Product Liability Claims.

The testing and marketing of medical products entails an inherent risk of allegations of product liability. We believe that we currently have adequate levels of insurance for our clinical trials, however, in the event of one or more large, unforeseen awards, such levels may not provide adequate coverage. We will seek to obtain additional insurance, if needed, if and when our products are commercialized; however, because we do not know when this will occur, we do not know whether adequate insurance coverage will be available or be available at acceptable costs. A significant product liability claim for which we were not covered by insurance would have to be paid from cash or other assets. To the extent we have sufficient insurance coverage, such a claim would result in higher subsequent insurance rates.

We May Be Subject To Increased Risks Because We Are A Bermuda Company.

Alleged abuses by certain companies that have changed their legal domicile from jurisdictions within the United States to Bermuda have created an environment where, notwithstanding that we changed our legal domicile in a transaction that was approved by our shareholders and fully taxable to our company under U.S. law, we may be exposed to various prejudicial actions, including:

➢	“blacklisting” of our common shares by certain pension funds;

➢	legislation restricting certain types of transactions; and

➢	punitive tax legislation.

We do not know whether any of these things will happen, but if implemented one or more of them may have an adverse impact on our future operations or our share price.

If You Were To Obtain A Judgment Against Us, It May Be Difficult To Enforce Against Us Because We Are A Foreign Entity.

We are a Bermuda company. All or a substantial portion of our assets may be located outside the United States. As a result, it may be difficult for shareholders and others to enforce in United States courts judgments obtained against us. We have irrevocably agreed that we may be served with process with respect to actions based on offers and sales of securities made hereby in the United States by serving Christopher J. Margolin, c/o XOMA Ltd., 2910 Seventh Street, Berkeley, California 94710, our United States agent appointed for that purpose. We have been advised by our Bermuda counsel, Conyers Dill & Pearman, that there is doubt as to whether Bermuda courts would enforce judgments of United States courts obtained in actions against XOMA or our directors and officers that are predicated upon the civil liability provisions of the U.S. securities laws or entertain original actions brought in Bermuda against XOMA or such persons predicated upon the U.S. securities laws. There is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Certain remedies available under the United States federal securities laws may not be allowed in Bermuda courts as contrary to that nation’s policy.

Risk factors

Our Shareholder Rights Agreement Or Bye-laws May Prevent Transactions That Could Be Beneficial To Our Shareholders And May Insulate Our Management From Removal.

In February of 2003, we renewed our shareholder rights agreement, which could make it considerably more difficult or costly for a person or group to acquire control of XOMA in a transaction that our board of directors opposes.

Our bye-laws:

➢	require certain procedures to be followed and time periods to be met for any shareholder to propose matters to be considered at annual meetings of shareholders, including nominating directors for election at those meetings;

➢	authorize our board of directors to issue up to 1,000,000 preference shares without shareholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the board of directors may determine; and

➢	contain provisions, similar to those contained in the Delaware General Corporation Law, that may make business combinations with interested shareholders more difficult.

These provisions of our shareholders rights agreement and our bye-laws, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common shares, could limit the ability of shareholders to approve transactions that they may deem to be in their best interests, and could make it considerably more difficult for a potential acquiror to replace management.

Incorporation of information we file with the SEC

The following documents filed by XOMA with the SEC pursuant to the Securities Exchange Act are “incorporated by reference” in this prospectus, which means we can disclose important information to you by referring you to these documents and they are considered to be a part of this prospectus:

(1)	annual report on Form 10-K for the fiscal year ended December 31, 2002 (file no. 0-14710);

(2)	quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2003 and June 30, 2003, respectively (file no. 0-14710);

(3)	current report on Form 8-K dated and filed on November 27, 2001, as amended by amendments on Form 8-K/A dated and filed on December 13, 2001, October 24, 2002 and May 21, 2003, respectively (file no. 0-14710);

(4)	current report on Form 8-K dated and filed on April 11, 2003, as amended by amendment on Form 8-K/A dated and filed on April 18, 2003 (file no. 0-14710);

(5)	current report on Form 8-K dated and filed on June 30, 2003 (file no. 0-14710); and

(6)	the description of the preference share purchase rights, Series A preference shares and common shares in the registration statement on Form 8-A dated and filed on April 1, 2003 under Section 12 of the Securities Exchange Act, including any amendment or report for the purpose of updating such description (file no. 0-14710).

All documents filed by XOMA with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and before all of the common shares offered by this prospectus have been sold are deemed to be incorporated by reference in, and to be part of, this prospectus from the date any such document is filed.

Any statements contained in a document incorporated by reference in this prospectus are deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus (or in any other subsequently filed document which also is incorporated by reference in this prospectus) modifies or supersedes such statement. Any statement so modified or superseded is not deemed to constitute a part of this prospectus except as so modified or superseded.

Special note regarding forward-looking statements

Some of the statements made in this prospectus are forward-looking in nature, including those relating to the relative size of the Company’s loss for 2003, the sufficiency of its cash resources, the FDA advisory committee review and the BLA review timeframe, as well as other statements related to current plans for product development (including the progress of clinical trials and the regulatory process and the timing of clinical trials and regulatory filings and approvals) and existing and potential collaborative and licensing relationships, or that otherwise relate to future periods and other statements that are not historical facts. The words “believe,” “plan,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. They apply only as of the date of this prospectus except that statements incorporated by reference from previously filed reports apply as of the date made. The occurrence of the events described, and the achievement of the intended results, depend on many events, some or all of which are not predictable or not within our control. Actual results may differ materially from those anticipated in any forward-looking statements. Many risks and uncertainties are inherent in the biopharmaceutical industry. Others are more specific to our business. Many of the significant risks related to our business are described in this prospectus. These include, among others, the actual loss for 2003 could be higher depending on revenues from licensees and collaborators, the size and timing of expenditures and whether there are unanticipated expenditures; the sufficiency of cash resources could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated or if funds are not available on acceptable terms; and regulatory approvals could be delayed or denied as a result of safety or efficacy issues regarding the products being tested, action, inaction or delay by the FDA, European or other regulators, or their advisors, or issues relating to analysis or interpretation by, or submission to, these entities or others of scientific data. These and other risks, including those related to the results of pre-clinical testing, the design and progress of clinical trials, changes in the status of the existing collaborative relationships, availability of additional licensing or collaboration opportunities, the timing or results of pending and future clinical trials, the ability of collaborators and other partners to meet their obligations, market demand for products, actions by the U.S. Food and Drug Administration or the U.S. Patent and Trademark Office, scale-up and marketing capabilities, competition, international operations, share price volatility, the Company’s financing needs and opportunities, uncertainties regarding the status of biotechnology patents, uncertainties as to the costs of protecting intellectual property and risks associated with our status as a Bermuda company are described in more detail in “Risk Factors.” We undertake no obligation to publicly update any forward-looking statements, regardless of any new information, future events or other occurrences. We advise you, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q and 8-K.

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these common shares or our solicitation of your offer to buy the common shares in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus should imply that the information contained in this prospectus or the affairs of XOMA have not changed since the date of this prospectus.

Price range of common shares and dividend information

XOMA’s common shares (such common shares and the common stock of our predecessor Delaware corporation are referred to in this prospectus as the common shares) trade on the Nasdaq National Market under the symbol “XOMA.” The following table sets forth the quarterly range of high and low reported sale prices of the common shares on the Nasdaq National Market for the periods indicated (in United States dollars):

		High	Low

2001:
	First Quarter	$13.875	$6.031
	Second Quarter	17.750	5.313
	Third Quarter	17.090	6.740
	Fourth Quarter	10.500	6.400
2002:
	First Quarter	$12.190	$7.510
	Second Quarter	8.510	3.000
	Third Quarter	7.200	3.250
	Fourth Quarter	6.250	3.800
2003:
	First Quarter	$4.600	$2.840
	Second Quarter	$8.000	$3.790
	Third Quarter (through August 11)	$8.710	$5.040

On August 11, 2003 the last reported sale price of the common shares as reported on the Nasdaq National Market was $8.40 per share. As of August 11, 2003, there were approximately 3,103 record holders of XOMA’s common shares.

XOMA has not paid dividends on its common equity. XOMA currently does not intend to pay dividends and intends to retain any earnings for use in its business and the financing of its capital requirements for the foreseeable future. The payment of any future cash dividends on XOMA’s common shares will necessarily be dependent upon the earnings and financial needs of XOMA, along with applicable legal and contractual restrictions.

Use of proceeds

We have used and intend to continue to use the net proceeds from this offering for general corporate purposes, including current research and development projects, the development or acquisition of new products or technologies, equipment acquisitions, general working capital and operating expenses.

We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from our sale of the common shares to the selling shareholders. Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

Description of share capital

The following statements with respect to our share capital are subject to the detailed provisions of our memorandum of continuance and bye-laws. These statements do not purport to be complete and, while we believe the descriptions of the material provisions of the memorandum of continuance and bye-laws incorporated by reference are accurate statements with respect to such material provisions, such statements are subject to the detailed provisions in the memorandum of continuance and bye-laws, to which reference is hereby made for a full description of such provisions.

COMMON SHARES

General

The memorandum of continuance and the bye-laws provide that our authorized common share capital is limited to 135,000,000 common shares, par value U.S.$.0005 per share. As of August 11, 2003, there were 72,629,047 common shares outstanding.

Voting

The holders of common shares are entitled to one vote per share. All actions submitted to a vote of shareholders shall be voted on by the holders of common shares, voting together as a single class (together with the Series A preference shares (as described below), if any), except as provided by law.

Dividends

Holders of common shares are entitled to participate, on a share for share basis, with the holders of any other common shares outstanding, with respect to any dividends declared by our board of directors, subject to the rights of holders of preference shares. Dividends will generally be payable in U.S. dollars. We have not paid cash dividends on the common shares. We currently do not intend to pay dividends and intend to retain any of our earnings for use in our business and the financing of our capital requirements for the foreseeable future. The payment of any future cash dividends on the common shares is necessarily dependent upon our earnings and financial needs, along with applicable legal and contractual restrictions.

Liquidation

On a liquidation of XOMA, holders of common shares will be entitled to receive any assets remaining after the payment of our debts and the expenses of the liquidation, subject to such special rights as may be attached to any other class of shares.

Redemption

The common shares are not subject to redemption either by us or the holders thereof.

Variation of Rights

Under our bye-laws, if at any time our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of the issue of the shares of that class) may be varied with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed by the holders of a majority of such shares at a separate general meeting.

Description of share capital

PREFERENCE SHARES

General

Under our memorandum of continuance and bye-laws, we have the authority to issue 1,000,000 preference shares, par value U.S.$.05 per share. Of these, 135,000 preference shares have been designated Series A Preference Shares and 8,000 preference shares have been designated Series B Preference Shares. Under our bye-laws, subject to the special rights attaching to any class of our shares not being varied and to any resolution approved by the holders of 75% of the issued shares entitled to vote in respect thereof, our board of directors may establish one or more classes or series of preference shares having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the board of directors fixes without any shareholder approval.

The Series A Preference Shares

There are no Series A preference shares outstanding. Pursuant to the rights of the Series A preference shares, subject to the rights of holders of any shares of any series of preference shares ranking prior and superior, the holders of Series A preference shares are entitled to receive, when, as and if declared by our board of directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year, commencing on the first dividend payment date after the first issuance of a share or fraction of a share of Series A preference shares, in an amount per share equal to the greater of (a) U.S.$1.00 or (b) 1,000 times the aggregate per share amount of all cash dividends, plus 1,000 times the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend or bonus issue payable in common shares, declared on the common shares since the immediately preceding dividend payment date, or, with respect to the first dividend payment date, since the first issuance of Series A preference shares.

In addition to any other voting rights required by law, holders of Series A preference shares shall have the right to vote on all matters submitted to a vote of our shareholders with each share of Series A preference shares entitled to 1,000 votes. Except as otherwise provided by law, holders of Series A preference shares, holders of common shares and holders of any other shares having general voting rights shall vote together as one class on all matters submitted to a vote of our shareholders.

Unless otherwise provided in the rights attaching to a subsequently designated series of our preference shares, the Series A preference shares shall rank junior to any other series of preference shares subsequently issued as to the payment of dividends and distribution of assets on liquidation, dissolution or winding-up and shall rank senior to the common shares. Upon any liquidation, dissolution or winding-up of XOMA, no distributions shall be made to holders of shares ranking junior to the Series A preference shares unless, prior thereto, the holders of Series A preference shares shall have received an amount equal to accrued and unpaid dividends and distributions, whether or not declared, to the date of such payment, plus an amount equal to the greater of (1) U.S.$100.00 per share or (2) an aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of common shares or to the holders of shares ranking on parity with the Series A preference shares, except distributions made ratably on the Series A preference shares and all other such parity shares in proportion to the total amount to which the holders of all such shares are entitled upon such liquidation, dissolution or winding-up.

If we shall enter into any consolidation, amalgamation, merger, combination or other transaction in which common shares are exchanged for or changed into cash, other securities and/or any other property, then any Series A preference shares outstanding shall at the same time be similarly exchanged or changed in an amount per share equal to 1,000 times the aggregate amount of cash, securities and/or other property, as the case may be, into which or for which each common share is changed or exchanged.

The Series A preference shares shall not be redeemable.

Description of share capital

The Series B Preference Shares

There are no Series B preference shares outstanding. The 8,000 Series B preference shares have been designated for issuance upon conversion of the convertible subordinated loans to us made and to be made by Genentech in connection with the funding of the our development costs for Raptiva™. Such loans are and will be convertible into Series B preference shares upon the occurrence of certain events relating to certain regulatory approvals, payment defaults, prepayments and other circumstances. Pursuant to the rights of the Series B preference shares, the holders of Series B preference shares will not be entitled to receive any dividends on the Series B preference shares.

The Series B preference shares will rank senior with respect to rights on liquidation, winding-up and dissolution of XOMA to all classes of common shares. Upon any voluntary or involuntary liquidation, dissolution or winding-up of XOMA, holders of Series B preference shares will be entitled to receive U.S.$10,000 per share of Series B preference shares before any distribution is made on the common shares. The holders of Series B preference shares will have no voting rights, except as required under Bermuda law.

The holders of Series B preference shares will have the right to convert Series B preference shares into common shares at a conversion price equal to the current market price of the common shares (determined as provided below). The current market price will be determined (a) for Series B preference shares issued in connection with a conversion of one or more of the convertible subordinated loans upon certain regulatory approvals, payment defaults or in certain other circumstances, as of the date on which XOMA gives notice of its intentions to convert, and (b) for Series B preference shares issued in connection with certain prepayments of one or more of the convertible subordinated loans or a conversion thereof in certain other circumstances, as of the date on which XOMA gives notice of its intentions to prepay.

The Series B preference shares will be automatically converted into common shares at its then effective conversion rate immediately upon the transfer by the initial holder to any third party which is not an affiliate of such holder.

We will have the right, at any time and from time to time, to redeem any or all Series B preference shares for cash in an amount equal to the conversion price multiplied by the number of common shares into which each such share of Series B preference shares would then be convertible.

PREFERENCE SHARE PURCHASE RIGHTS

Our board of directors has adopted a shareholder rights agreement, or rights agreement, which is substantially identical to our previous shareholder rights agreement.

Pursuant to the rights agreement, we issued one preference share purchase right, or right, for each outstanding common share. Each right entitles the holder to purchase from us a unit consisting of one one-thousandth of a Series A preference share at a cash exercise price of $30.00 per unit, subject to adjustment.

The rights are attached to all outstanding common shares. The rights will separate from the common shares and will be distributed to holders of common shares upon the earliest of (i) ten business days after the first public announcement that a person or group of affiliated or associated persons (a person or group of affiliated or associated persons being referred to as an Acquiring Person) has acquired beneficial ownership of 20% or more of the common shares then outstanding (the date of said announcement being referred to as the Share Acquisition Date), (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group of persons becoming an Acquiring Person or (iii) the declaration by our board of directors that any person is an “Adverse Person” (the earliest of such dates being referred to as the Distribution Date).

Description of share capital

Our board of directors may generally declare a person to be an Adverse Person after a declaration that such person has become the beneficial owner of 10% or more of the outstanding common shares and a determination that (a) such beneficial ownership by such person is intended to cause or is reasonably likely to cause us to repurchase the common shares owned by such person or to cause us to enter into other transactions not in our best long-term interests or (b) such beneficial ownership is reasonably likely to cause a material adverse impact on our business or prospects. The rights are not exercisable until the Distribution Date and will expire on February 26, 2013, unless previously redeemed or exchanged by us.

In the event that a person becomes an Acquiring Person or our board of directors determines that a person is an Adverse Person, each holder of a right will thereafter have the right (each right being referred to as a Subscription Right) to receive upon exercise that number of units of Series A preference shares having a market value of two times the exercise price of the rights. In the event that, at any time following the Share Acquisition Date, (i) we consolidate with, or merge or amalgamate with and into, any person, and we are not the surviving corporation; (ii) any person consolidates or amalgamates with us, or merges or amalgamates with and into us and we are the continuing or surviving corporation of such transaction and, in connection with such transaction, all or part of the common shares are changed into or exchanged for other securities of any other person or cash or any other property, or (iii) 50% or more of our assets are sold or otherwise transferred, provision shall be made so that each holder of a right shall thereafter have the right (each right being referred to as a Merger Right) to receive, upon exercise, common shares of the acquiring company having a market value equal to two times the exercise price of the rights. Rights that are beneficially owned by an Acquiring or Adverse Person may, under certain circumstances, become null and void.

At any time after a person becomes an Acquiring Person or our board of directors determines that a person is an Adverse Person, our board of directors may exchange all or any part of the then outstanding and exercisable rights for common shares or units of Series A preference shares at an exchange ratio of one common share or one unit of Series A preference shares per right. Notwithstanding the foregoing, our board of directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the common shares then outstanding.

The rights may be redeemed in whole, but not in part, at a price of U.S. $.001 per right by our board of directors at any time prior to the date on which a person is declared to be an Adverse Person, the tenth business day after the Share Acquisition Date, the occurrence of an event giving rise to the Merger Right or the expiration date of the rights agreement.

Prior to the Distribution Date, our board may amend the rights agreement as we deem necessary or desirable without the approval of any holders of rights or common shares. From and after the Distribution Date, the rights agreement may be amended without the approval of any holders of rights only to (i) cure an ambiguity, (ii) correct defective or inconsistent provisions, (iii) shorten or lengthen any time period in the rights agreement, or (iv) change provisions as we deem necessary, but that will not adversely affect the interests of holders of the rights. Under no circumstances, however, can the rights agreement be amended to lengthen a time period relating to when the rights may be redeemed if the rights are not then redeemable.

OUTSTANDING WARRANTS

XOMA issued 250,000 common stock purchase warrants to Incyte in July of 1998, of which 125,000 remain outstanding. Each Incyte warrant outstanding entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the Incyte warrants at an exercise price of $6.00 per share on or before July 9, 2008 or earlier upon the related license becoming fully paid up. Incyte is the holder of these warrants and received them as part of the consideration for the grant to XOMA of an exclusive license to all of Incyte’s patent rights relating to BPI.

Description of share capital

XOMA issued 379,000 warrants to purchase common shares in January of 1999 and March of 1999, of which 175,000 remain outstanding. Each January and March 1999 warrant entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the January and March 1999 warrants at an exercise price of $5.85 per share on or before January 29, 2004. Advantage Fund II Ltd. and Koch Investment Group Limited are the holders of these warrants and received them in connection with their purchase of our common shares in a private placement in January of 1999.

XOMA issued 150,000 warrants to purchase common shares in July of 1999. Each July 1999 warrant entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the July 1999 warrants at an exercise price of $5.75 per share on or before July 21, 2004. Sutro & Co. Incorporated and Arnhold and S. Bleichroeder, Inc. are the holders of these warrants and received them as consideration for their services as placement agents for a private placement of our common shares in July of 1999.

XOMA issued 250,000 warrants to purchase common shares in February of 2000. Each February 2000 warrant entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the February 2000 warrants at an exercise price of $5.00 per share on or before February 11, 2005. Sutro & Co. Incorporated and Arnhold and S. Bleichroeder, Inc. are the holders of these warrants and received them as consideration for their services as placement agents for a private placement of our common shares in February of 2000.

All of the warrants described above were issued in reliance on the exemption from registration provided in Section 4(2) of the Securities Act. None of the warrants described above have been registered under the Securities Act and none may be transferred except pursuant to an effective registration statement under the Securities Act or pursuant to an exception from registration thereunder. Additionally, all of the warrants contain certain restrictions on their transfer. XOMA is not obligated and does not intend to register the warrants under the Securities Act.

Plan of distribution

We may sell the common shares being offered hereby in one or more of the following ways from time to time:

➢	through dealers or agents to the public or to investors;

➢	to underwriters for resale to the public or to investors;

➢	directly to investors (including upon conversion, exchange or exercise of our outstanding securities); or

➢	through a combination of such methods.

We will set forth in a prospectus supplement the terms of the offering of securities, including:

➢	the name or names of any agents, dealers or underwriters;

➢	the purchase price of the securities being offered and the proceeds we will receive from the sale;

➢	any over-allotment options under which underwriters may purchase additional securities from us;

➢	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

➢	any discounts or concessions allowed or reallowed or paid to dealers; and

➢	any securities exchanges on which such securities may be listed.

Legal opinion

The validity of the common shares to which this prospectus relates has been passed upon for XOMA by Conyers Dill & Pearman, located in Hamilton, Bermuda.

Experts

The consolidated financial statements of XOMA Ltd. appearing in XOMA Ltd.’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can get more information

This prospectus is part of a registration statement that we have filed with the SEC. The registration statement contains exhibits and other information not included in this prospectus. At your request, we will provide you, without charge, a copy of any documents incorporated by reference in, or included as exhibits to, our registration statement. If you would like more information, write or call us at:

XOMA Ltd.

2910 Seventh Street

Berkeley, CA 94710

Telephone: (510) 204-7273

XOMA files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. XOMA’s SEC filings are also available to the public on the SEC Internet site at http://www.sec.gov.